Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in the Registration Statement (Form S-8/S-3) and related Prospectus pertaining to (a) the 2011 Equity Incentive Plan of Fluidigm Corporation, (b) stock options granted under the DVS Sciences, Inc. 2010 Equity Incentive Plan, as amended, assumed by Fluidigm Corporation, and (c) the DVS Sciences, Inc. Stock Restriction Agreements and Restricted Stock Purchase Agreements assumed by Fluidigm Corporation, of our reports dated March 12, 2013, with respect to the consolidated financial statements and schedule of Fluidigm Corporation and the effectiveness of internal control over financial reporting of Fluidigm Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

February 21, 2014